Offering Statement

Name of Issuer: Orange Pill App Inc.

Legal Status of Issuer

      Form of Entity: Corporation
      Jurisdiction of Incorporation/Organization: Delaware
      Date of Incorporation: January 4, 2023
      Physical Address: 724 11th Street, Santa Monica, CA, 90402

Website: https://www.orangepillapp.com/

Industry: Blockchain and Cryptocurrency

Is there a co-issuer? ☐ Yes ☑ No

Name of Intermediary: Thunder Funder Portal LLC

      Intermediary CIK: 0002020094
      Intermediary SEC File Number: 7-00463
      Intermediary CRD Number: 331569

Amount of compensation to be paid to the intermediary: *The intermediary will receive 7.5% of the total amount raised plus an escrow pass thru fee of $1,000. This includes all referral and other fees associated with the offering.*

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: The intermediary does not hold any direct or indirect interest in the issuer and has no arrangements to acquire such an interest. NO

Type of Security: Other

 Crowd Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered: 25,000 shares

Price (or method for determining price): $1.00 per share

Target offering amount: $25,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $124,000

Deadline to reach the target offering amount: June 30, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees: 4

Financial Summary of Issuer:

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$102,002	$0
Cash & Cash Equivalents	$94,264	$0
Accounts Receivable	$0.00	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$110,968	$0
Cost of Goods Sold	$9,108	$0
Taxes Paid	$0.00	$0
Net Income	($60,778)	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, Puerto Rico, and U.S. Virgin Islands.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


Orange Pill App Inc.
(Issuer)

By

/S/ Matteo Pellegrini

(Signature)

_CEO_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


/S/ Matteo Pellegrini

(Signature)

_CEO_____
(Title)

__12/05/2024_____
(Date)


THE COMPANY

1. Name of issuer: Orange Pill App Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:

_____

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Matteo Pellegrini
Dates of Board Service: 1/3/2023 to Present
Principal Occupation: Co-Founder, CEO

Employer: Orange Pill App Inc.
Dates of Service: 1/3/2023 to Present
Employer's principal business: Bitcoin Social App

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:
Position: Founder, CEO
Dates of Service: 1/3/2023 to Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Burrata House Inc.
Employers principal business: Address: 3272 Motor Ave A Unit A, Los Angeles, CA 90034 Title: Head of Business Development
Dates of Service: May 2021 - May 2022
Responsibilities: strategic planning, partnerships, market analysis, sales leadership, client acquisition, brand promotion, operational coordination, performance tracking, product development support, and team mentorship to achieve company growth.

Employer: Orange Pill App Inc.
Employers principal business: 724 11th St. Santa Monica, CA, 90402, US
Title: CEO
Dates of Service: Jan 3 2023 - Current
Responsibilities: overall strategy, drive business growth, build partnerships, oversee product development, manage marketing and sales efforts, ensure customer satisfaction and team mentoring.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Matteo Pellegrini
Title: Chief Executive Officer (CEO)
Dates of Service: 1/3/2023 to Present
Responsibilities: Operations, financials, accounting, taxes, and overall company strategy

Name: Federico Frappi
Title: Chief Technology Officer (CTO)
Dates of Service: May 2022 - Current
Responsibilities: Technology strategy, product development, and engineering team management

Name: Brian De Mint
Title: Chief Marketing Officer (CMO)
Dates of Service: Jan 2023 - Current
Responsibilities: Marketing, growth, sales

Name: Lukasz Zienkiewicz
Title: Chief Financial Officer (CFO)
Dates of Service: Aug 2023 - Current
Responsibilities: Finances, budgeting, capital allocation, payments

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Matteo Pellegrini	1,000,000 Common Stock	100%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Orange Pill App Inc. is developing a geolocated social network that connects Bitcoiners with each other, events, and merchants. The app aims to solve the problem of local discovery and coordination for Bitcoin enthusiasts.

Key features of the app include:
1. Networking: Users can connect with other Bitcoiners for dating, friendships, and professional networking.
2. Events: Users can create, discover, and attend Bitcoin-related events.
3. Businesses: Merchants and professionals can create business accounts to offer products and services to the Bitcoin community.
4. Search: Users can search for other users, events, and businesses based on various criteria.

The company's business model is based on membership fees and commissions from ticket sales for events. They offer various pricing tiers for individual users and businesses:
- Individual memberships: $2.99 - $9.99/month, $19.99/annual, or $99.99 lifetime
- Business accounts: $9.99/month
- Event commissions: 6.15% of ticket sales

As of July 2024, the company has achieved the following metrics:
- Downloads: 39,000
- Registered Users: 31,000
- Paying Members: 12,100
- Conversion Rate: 39%
- Average Revenue Per User (ARPU): $36
- Customer Acquisition Cost (CAC): $4.65
- App Store Rating: 4.8

Orange Pill App aims to capitalize on the growing Bitcoin user base, which is estimated to reach 300 million by 2030. The company projects reaching 100,000 members by 2026 and generating $2.1 million in revenue.

Future plans include:
- Developing a web app version
- Expanding the merchant network
- Implementing a ticketing system for events
- Enhancing the platform's search and discovery features

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

1. Bitcoin market volatility: The app's success is tied to the Bitcoin ecosystem, which can be highly volatile. Fluctuations in Bitcoin's value could affect user engagement and the overall health of the Bitcoin community.

2. Regulatory uncertainty: Changes in cryptocurrency regulations could impact the app's operations. New laws or restrictions on Bitcoin-related activities could limit the app's functionality or user base.

3. Competition: The social networking and event management space is highly competitive. Existing platforms or new entrants could develop similar features, potentially impacting user acquisition and retention.

4. Technological risks: As a technology-based company, Orange Pill App faces risks related to software development, cybersecurity, and platform stability. Any significant technical issues or data breaches could harm the company's reputation and user trust.

5. User adoption and retention: The success of the app depends on continued user growth and engagement. Failure to attract and retain users could negatively impact revenue and growth prospects.

6. Dependence on key personnel: The company relies heavily on its founders and core team. The loss of key team members could disrupt operations and slow development.

7. Financial sustainability: The company is currently operating at a loss and may require additional funding beyond this offering to achieve profitability and fund growth initiatives.

8. Limited operating history: As a relatively new company, Orange Pill App has a limited track record, making it difficult to evaluate its long-term prospects.

9. Reliance on third-party platforms: The app's distribution depends on app stores, which could change their policies or fees, potentially affecting the company's operations or profitability.

10. Scalability challenges: Rapid growth could strain the company's technical infrastructure, customer support, and operational capabilities.

SPECIAL NOTICE TO FOREIGN INVESTORS

If the investor lives outside the United States, it is the investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the securities, including obtaining required governmental or other consents or observing any other required legal or other formalities. The company reserves the right to deny the purchase of the securities by any foreign investor.

NOTICE REGARDING ESCROW FACILITATOR

North Capital Private Securities Corporation, the escrow facilitator servicing the offering, has not investigated the desirability or advisability of an investment in this offering or the securities offered herein. The escrow facilitator makes no representations, warranties, endorsements, or judgement on the merits of the offering or the securities offered herein. The escrow facilitator's connection to the offering is solely for the limited purposes of acting as a service provider.

THE OFFERING

9. What is the purpose of this offering?

To raise growth capital for product development, hiring key roles, and funding marketing activities.

10. How does the issuer intend to use the proceeds of this offering?

If Target Offering Amount Sold ($25,000):
Total Proceeds: $25,000
Less: Offering Expenses: $2,875 (7.5% intermediary fee + $1,000 Escrow Pass Thru Fee)

Net Proceeds: $22,125

Use of Net Proceeds:
(A) Hiring/Growing Team: $11,062.50
(B) Marketing and Sales: $5,531.25
(C) Operational Expenses: $5,531.25,

If Maximum Amount Sold ($124,000):
Total Proceeds: $124,000
Less: Offering Expenses: $10,300 (7.5% intermediary fee +$1,000 Escrow Pass Thru Fee)

Net Proceeds: $113,700

Use of Net Proceeds:
(A) Hiring/Growing Team: $56,850
(B) Marketing and Sales: $28,425
(C) Operational Expenses: $28,425

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

The issuer did not make use of any written communication or broadcast script for testing the waters under Rule 241 or Rule 206.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Upon successful completion of the offering, the issuer will use a transfer agent to record the issuance of shares in book-entry form. Investors will receive electronic confirmation of their share ownership from the transfer agent.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Orange Pill App Inc. is offering a target offering amount of $25,000 and up to a maximum amount of $124,000 of Simple Agreements for Future Equity on a best-efforts basis as described in this Form C in order to fund its development, marketing and operations. The company must raise at least the target offering amount by the offering deadline, no securities will be sold in this offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Simple Agreements for Future Equity are being offered at $1.00 each. The minimum amount that an investor may invest in the offering is $250 and the maximum individual purchase amount is $124,000. The Company reserves the right to amend the minimum individual purchase amount and the maximum individual purchase amount, in the Company's sole discretion.

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☐ No
Explain: N/A

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified only with the written consent of the company and the holders of a majority of the outstanding shares of Common Stock. Any such modification would apply to all holders of the securities being offered.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security: Common Stock
Securities (or Amount) Authorized: 1,000,000
Securities (or Amount) Outstanding: 1,000,000
Voting Rights: Yes
Other Rights: No

The Company has not yet authorized common shares, which investors would receive in this offering if the SAFE converts.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The rights of the securities being offered may be diluted by future issuances of additional shares of Common Stock or other securities. As the company grows and raises additional capital, the ownership percentage of current shareholders may decrease.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders, who collectively hold a majority of the voting power, could make decisions that may not align with the interests of minority shareholders. This includes decisions about the company's direction, potential mergers or acquisitions, or the issuance of additional securities that could dilute the ownership of other shareholders.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the securities being offered is based on the company's assessment of its current value and future potential. In the future, the company may use various methods to value its securities, including:

1. Discounted Cash Flow (DCF) analysis
2. Comparable company analysis
3. Precedent transactions analysis
4. Asset-based valuation

During subsequent corporate actions, such as future funding rounds or potential acquisitions, the company may engage third-party valuation experts to provide an independent assessment of the company's value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Risks to minority shareholders include:

1. Limited voting power and influence over company decisions
2. Potential for dilution through future equity issuances
3. Lack of liquidity due to transfer restrictions and absence of a public market
4. Difficulty in selling shares without majority shareholder approval
5. Risk of unfavorable actions by controlling shareholders

23. What are the risks to purchasers associated with corporate actions including:
   • additional issuances of securities,
   • issuer repurchases of securities,
   • a sale of the issuer or of assets of the issuer or
   • transactions with related parties?

Additional issuances of securities: May dilute existing shareholders' ownership and voting power.

Issuer repurchases of securities: Could benefit some shareholders over others and may affect the company's financial position.

Sale of the issuer or its assets: May result in a change in company direction or liquidation, potentially at terms unfavorable to minority shareholders.

Transactions with related parties: May not always be conducted at arm's length and could potentially benefit insiders at the expense of other shareholders.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):
Amount Outstanding:
Interest Rate:
Maturity Date:
Other Material Terms:

25. What other exempt offerings has the issuer conducted within the past three years?

The issuer has not conducted any other exempt offerings within the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

There have been no such transactions.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Orange Pill App Inc. is an early-stage company that has been operating since January 2023. As of the most recent fiscal year end (December 31, 2023), the company had:

Total Assets: $102,002
Cash and Cash Equivalents: $94,264
Total Liabilities: $102,002
Revenue: $110,968
Net Loss: ($60,778)

Liquidity: The company maintains a relatively strong liquidity position with $102,002 in cash and cash equivalents. This provides a runway for ongoing operations and product development.

Capital Resources: The company has relied on equity investments for funding.

Historical Results of Operations: In its first full year of operations (2023), the company generated $110,968 in revenue. However, as is common with early-stage technology companies, it incurred a net loss of $60,778 as it invested in product development, professional services, sales and marketing, and payroll.

The company is currently pre-revenue but has a clear path to monetization through its planned products and services. The management team is focused on efficient capital allocation to extend the runway and achieve key milestones that will drive value creation.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Financial statements attached as exhibits.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any

beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission?

☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐Yes ☑No

(ii) involving the making of any false filing with the Commission? ☐Yes ☑No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, saving s associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑No

(B) engaging in the business of securities, insurance or banking?

☐Yes ☑ No

(C) engaging in savings association or credit union activities?

☐Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐Yes ☑No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐Yes ☑No

(ii) places limitations on the activities, functions or operations of such person?

☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time

of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

 If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Market Opportunity: There are currently 500k-1M bitcoin "maxi" – our core demographic. Given Bitcoin's increasing mainstream adoption, we expect this number to reach 10M by 2030. The company's goal is to capture **5% of this market**, translating to 15M members and **$50M in revenue** by 2030

Financial Projections:

2025: $1M

2026: $2.1M

Key Risks:

1. Dependency on Bitcoin's Community: While Bitcoin's market volatility is covered, there's also the **community risk**: the app is designed for a niche audience (Bitcoin enthusiasts), and any shifts in the Bitcoin community's dynamics, preferences, or overall sentiment toward using specific social networks could affect the app's long-term sustainability. This risk grows if the app fails to appeal to a broader user base beyond early Bitcoin adopters.

2. Privacy Concerns and User Safety: While you've mentioned technological risks and cybersecurity, there is also a specific **privacy risk** due to the geolocation features of Orange Pill App. Users may have concerns about sharing their location or identity within a cryptocurrency-related app, especially in areas where Bitcoin is viewed with skepticism. **Safety concerns** about meeting people in real life through the app might also be a material risk to adoption and retention.

3. Merchant and Event Organizer Adoption: The success of the app's business model relies on **merchants and event organizers** joining the platform and paying fees. If there is slow adoption by merchants or difficulties convincing them of the app's value, it could hinder the growth of the app's revenue streams and overall value proposition. This is particularly important if a significant portion of future revenue is expected from merchant interactions.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: [Issuer's website]

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.

Balance Sheet
Orange Pill App INC.
From 2023 to 2023

	2023
ASSETS	
Current Assets	
Cash	
Bank Account - Mercury - - Mercury Check...	$1,475
River Financial	$92,790
Processor Available Cash Account	($1)
Total Cash	**$94,264**
Computer & Laptop	$7,738
Total Current Assets	**$102,002**
Total Assets	**$102,002**
LIABILITIES	**$0**
EQUITY	
SAFE	$162,780
Current Period Earnings	($60,778)
Total Equity	**$102,002**
LIABILITIES & EQUITY	**$102,002**

Generated report at 10/03/2024 @ 18:40:54

Profit & Loss
Orange Pill App INC.
From Jan 2023 to Dec 2023

	Totals
REVENUE	
Subscription Revenue	
Subscription Revenue	$100,361
Subscription Revenue: Refunds	($6)
Total Subscription Revenue	**$100,355**
Transaction Revenue	
Transaction Revenue	$8,204
Transaction Revenue: Refunds	($1)
Total Transaction Revenue	**$8,203**
Miscellaneous Revenue	$2,410
Total Revenue	**$110,968**
COST OF REVENUE	
Hosting Fees	$4,415
Software - Cost of Revenue	($151)
Processor Fees	$4,844
Total Cost of Revenue	**$9,108**
GROSS PROFIT	**$101,860**
OPERATING EXPENSES	
Salaries & Benefits	
Salaries	
Salaries	$55,500
Total Salaries	**$55,500**

	Totals
Payroll Taxes	
Payroll Taxes	$4,533
Total Payroll Taxes	**$4,533**
Total Salaries & Benefits	**$60,033**
Travel	
Lodging	$9,196
Airfare	$3,064
Ground Transportation	$533
Meals (Travel)	$284
Total Travel	**$13,077**
Meals & Entertainment	
Meals (Office)	$98
Meals (Client)	$1,574
Meals (Other)	$121
Total Meals & Entertainment	**$1,793**
Professional Services	
Independent Contractors	$23,316
Consultants	$6,189
Legal	$4,025
Total Professional Services	**$33,530**
Sales & Marketing	
Advertising	$16,827
Other Sales & Marketing	$19,225
Total Sales & Marketing	**$36,052**
Technology & Software	
Software - Operating Expense	$8,397
Total Technology & Software	**$8,397**
Facilities	

	Totals
Utilities	$1,594
Total Facilities	**$1,594**
General Operations	
Vehicle Maintenance	$2,855
Insurance	$851
Supplies	$4,214
Shipping	$112
Bank Fees	$129
Total General Operations	**$8,161**
Total Operating Expenses	**$162,638**
OPERATING INCOME	**($60,778)**
OTHER INCOME & EXPENSES	**$0**
NET INCOME	**($60,778)**

Generated report at 10/03/2024 @ 18:37:21